CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
February 14, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	14 February 2008
PHARMAXIS TO APPLY TO MARKET BRONCHITOL IN AUSTRALIA
Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that it will apply for Australian marketing approval of Bronchitol for patients with bronchiectasis, following a meeting with the Australian Therapeutic Goods Administration (TGA).
Bronchitol is being developed as a twice daily therapy for people with the incurable lung condition Bronchiectasis. The meeting with the TGA on 12 February was arranged following the successful completion of a Phase III clinical study of Bronchitol in the second half of 2007. The trial demonstrated a significant improvement in the quality of life for patients treated with Bronchitol, and a significant difference in their mucus clearance.
Pharmaxis will submit its marketing authorisation application following the conclusion of the ongoing safety component of the Phase III trial — an optional 12 month extension to determine the safety of long-term Bronchitol treatment. This component of the trial has had a high participation rate and a low withdrawal rate, and will complete mid-year. Pharmaxis will file the marketing application during the third quarter of 2008.
“We are delighted that our discussions with the TGA have provided a path forward for bringing Bronchitol to market in Australia,” said Pharmaxis Chief Executive Officer Alan Robertson.
“More than 20,000 Australians suffer from bronchiectasis and Pharmaxis expects Bronchitol to be the first targeted medication for this patient group in over 20 years — addressing an important medical need.”
Bronchiectasis is an incurable, degenerative and chronic lung condition that makes breathing difficult through excessive mucus build up in the lungs. Pharmaxis has the only product in Phase III clinical trials for bronchiectasis anywhere in the world.
Over 600,000 patients worldwide suffer from bronchiectasis. Total U.S. medical care expenditure is US$13,000 per bronchiectasis patient, double that of patients without the disorder; and an increased overall cost of US$630 million. Widespread availability of high resolution scanners is leading to increasing diagnosis and the understanding that bronchiectasis is more common than previously thought. Pharmaxis is developing Bronchitol as a daily treatment administered by inhalation to the patient’s lungs.
To find out more about Pharmaxis go to http://www.pharmaxis.com.au
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SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au

/2
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: February 14, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer